Exhibit 1

BVR Announces Filing Of Originating Motion

ROSH HA’AYIN, Israel, June 15, 2009, BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced, further to its announcement dated May 4, 2009, that it has filed an originating motion against Milestones Upgrading & Industries Company Ltd., Milestones Aviations SPC Ltd. and its manager Ron Tira, with the District Court in Tel Aviv. Per the originating motion the court is requested (i) to declare that a binding investment agreement has been entered into between the Company and Milestones; (ii) to declare that the Agreement in Principle, signed by the Company and Milestones, is valid and binding (iii) to declare that Milestones has breached its undertaking per the agreements by not investing the entire investment amount; and (iv) to declare that the $1,500,000 provided as a loan to the Company by Milestones is to be considered part of the convertible loan which was to be provided under the investment agreement. Further, as the Company suffered damages and financial expenses, which have not yet been fully determined, the Company reserves its right to file, with the court, at a later date additional claims against Milestones.

About BVR Systems

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.